

Mail 4720

September 17, 2015

<u>Via E-mail</u>
Stephen Turner
Chief Executive Officer
Protea Biosciences Group, Inc.
1311 Pineview Drive, Suite 501
Morgantown, West Virginia 26505

> **Re: Protea Biosciences Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 1, 2015**
> **File No. 000-51474**

Dear Mr. Turner:

We have reviewed your response letter dated September 11, 2015 and have the following comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your response to our prior comment 1 that you do not need to include the information required by Note A of Schedule 14A with respect to the vivoPharm acquisition because you do not believe that the reverse stock split involves the vivoPharm acquisition. However, we also note the following information which indicates that the reverse stock split directly relates to the vivoPharm acquisition:

    - The vivoPharm acquisition is contingent on a reverse stock split as described in section 5.3(d) of the share purchase agreement with vivoPharm dated March 31, 2015 which states, "On or before the Closing Date, the Buyer intends to consummate a reverse split of its issued and outstanding shares of Buyer Common Stock and any outstanding Common Stock Equivalents of the Buyer (the "<u>Reverse Stock Split</u>");"
    - Page 16 of your preliminary proxy statement states that the purpose of the reverse stock split is to enable you to consummate an equity or equity-type public or private financing of between $20 million and $25 million prior to the end of 2015 ("the Financing"), and page 17 goes on to state that the

vivoPharm acquisition is subject to a number of conditions, including your completion of a financing of not less than $20 million; and

- In your response letter you state that if you are successful in obtaining the Financing, $6.1 million of the net proceeds will be used to pay for the cash portion of the vivoPharm acquisition;

Given the above information, please revise your proxy statement to include the information required by Note A of Schedule 14A with respect to the vivoPharm acquisition.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director